SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 2)*
Camden Learning Corporation

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
132863127

(CUSIP Number)
Donald W. Hughes
c/o Camden Partners Holdings, LLC
500 East Pratt Street
Suite 1200
Baltimore, Maryland 21202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 28, 2009

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the
Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 13)

CUSIP No.	132863127	13D	Page	2	of	13 Pages

1	NAMES OF REPORTING PERSONS Camden Learning, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,174,021

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,174,021

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	132863127	13D	Page	3	of	13 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	132863127	13D	Page	4	of	13 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund III-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	132863127	13D	Page	5	of	13 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	132863127	13D	Page	6	of	13 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	132863127	13D	Page	7	of	13 Pages

1	NAMES OF REPORTING PERSONS David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	132863127	13D	Page	8	of	13 Pages

1	NAMES OF REPORTING PERSONS Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	132863127	13D	Page	9	of	13 Pages

1	NAMES OF REPORTING PERSONS Richard M. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	132863127	13D	Page	10	of	13 Pages

1	NAMES OF REPORTING PERSONS Richard M. Berkeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	132863127	13D	Page	11	of	13 Pages
This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D (the “Original 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 14, 2008, as amended by Amendment No. 1 filed with the SEC on October 7, 2009 (“Amendment No. 1” and collectively with the Original 13D, the “Statement”) to report, the acquisition by CLLLC of warrants to purchase an aggregate of 1,752,600 shares of Common Stock, as described below. All capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed to such terms in the Statement.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Statement is hereby amended and supplemented by replacing in its entirety the new language that was added to Item 6 of the Statement by Amendment No. 1 with the following:
In addition to the Additional Shares, CLLLC acquired in open market transactions warrants to purchase an aggregate of 1,752,600 shares of Common Stock (the “Warrant Shares”) for an aggregate purchase price of $809,242.00. CLLLC purchased these warrants on the dates and at the purchase prices set forth in following table:

	Number of Warrant
	Shares Underlying	Per Warrant Share
Date of Purchase	Warrants	Purchase Price	Purchase Price
September 24, 2009	12,600	$0.27	$3,402.00
October 2, 2009	149,000	$0.31	$46,190.00
October 5, 2009	5,000	$0.31	$1,550.00
October 6, 2009	10,000	$0.34	$3,400.00
October 7, 2009	12,500	$0.35	$4,375.00
October 10, 2009	63,500	$0.35	$22,225.00
October 28, 2009	1,500,000	$0.4854	$728,100.00
     These warrants were originally issued by the Issuer pursuant to, and are subject to the terms and conditions set forth in, the Warrant Agreement, which is filed as Exhibit 5 to the Original 13D. These warrants have an initial exercise price per Warrant Share of $5.50. The exercise price and number of Warrant Shares issuable upon exercise of these warrants may be adjusted in certain circumstances including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation involving the Issuer; however, these warrants will not be adjusted for issuances of Common Stock at a price below their exercise price. These warrants will become exercisable by CLLLC upon the consummation by the Issuer of a business combination (as defined in the Prospectus), as contemplated by the Merger Agreement (as defined below), and expire on November 30, 2011.
     As of the date of this Amendment No. 2, CLLLC owns of record warrants to purchase an aggregate of 4,765,100 shares of Common Stock.

CUSIP No.	132863127	13D	Page	12	of	13 Pages
     Pursuant to the Letter Agreement, CLLLC has agreed to vote all of the shares of Common Stock acquired by CLLLC prior to the Initial Public Offering in accordance with the majority of the shares of Common Stock purchased in the Initial Public Offering with respect to approval of the Agreement and Plan of Reorganization, dated as of August 7, 2009, among the Issuer, Dlorah Subsidiary, Inc., a newly-formed Delaware corporation and a wholly-owned subsidiary of the Issuer, and Dlorah, Inc., a South Dakota corporation which owns and operates National American University, as amended and restated on August 11, 2009 (the “Merger Agreement”). However, this voting arrangement does not apply to the shares of Common Stock purchased by CLLLC in the Initial Public Offering or in the aftermarket. Nonetheless, CLLLC has waived any redemption rights, including with respect to shares of Common Stock purchased in the Initial Public Offering or in the aftermarket, and has indicated to the Issuer that CLLLC intends to vote for approval of the Merger Agreement.

CUSIP No.	132863127	13D	Page	13	of	13 Pages
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Amendment No. 2 is true, complete and correct.
Dated: November 5, 2009

Camden Learning, LLC				Camden Partners Strategic III, LLC

By:	Camden Partners Strategic III, LLC			By:	Camden Partners Strategic Manager, LLC,
	its sole general partner				its sole manager

	By:	Camden Partners Strategic Manager, LLC,			By:	/s/ Donald W. Hughes

		its sole manager			Name:	Donald W. Hughes
					Title:	Managing Member
		By:	/s/ Donald W. Hughes

		Name:	Donald W. Hughes
		Title:	Managing Member

Camden Partners Strategic Fund III, L.P.				Camden Partners Strategic Manager, LLC

By:	Camden Partners Strategic III, LLC
	its sole general partner			By:	/s/ Donald W. Hughes

				Name:	Donald W. Hughes
	By:	Camden Partners Strategic Manager, LLC,		Title:	Managing Member
its sole manager

		By:	/s/ Donald W. Hughes	/s/ Donald W. Hughes

		Name:	Donald W. Hughes	Donald W. Hughes, as Attorney-in-Fact for
		Title:	Managing Member	David L. Warnock

Camden Partners Strategic Fund III-A, L.P.
/s/ Donald W. Hughes

By:	Camden Partners Strategic III, LLC,			Donald W. Hughes
its sole general partner

	By:	Camden Partners Strategic Manager, LLC,		/s/ Donald W. Hughes

		its sole manager		Donald W. Hughes, as Attorney-in-Fact for
Richard M. Johnston

		By:	/s/ Donald W. Hughes	/s/ Donald W. Hughes

		Name:	Donald W. Hughes	Donald W. Hughes, as Attorney-in-Fact for
		Title:	Managing Member	Richard M. Berkeley